Exhibit 99.1


                                [GRAPHIC OMITTED]

       ELSCINT AND ELBIT MEDICAL UPDATE PARTICIPATION IN JOINT VENTURE FOR
                            TELEVISION CHANNEL TENDER


Tel Aviv, Israel - April 14, 2005 - Elscint Limited (NYSE: ELT) (the "Company") today announced that, further to its announcement of February 2nd, 2005 regarding the joint participation of the Company and Elbit Medical Imaging ("EMI"), the controlling shareholder of the Company, in a joint venture ("Canne"); the Second Television and Radio Authority informed Canne that it was not included among the winning groups in the tender.


Elscint Limited has interests in hotels in Western Europe, in hotel development projects principally in Western and Central Europe and in the "Arena" commercial and entertainment center at Herzlia Marina in Israel. More information regarding the Company is available at: http://www.elscint.net

This release contains certain forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission.

                                                      For Further Information:

Company Contact                               Investor Contact
Marc Lavine, Adv.                             Kathy Price
Elscint Limited                               The Anne McBride Company
+ 972-3-608-6001                              + 212-983-1702 x212
mlavine@elscint.net                           kprice@annemcbride.com
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